UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guerrilla RF, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Ryan Michael Pratt

5686 Green Dale Ct.

Summerfield, NC 27358

336-383-2787

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Michael Pratt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,317,467
	8.	SHARED VOTING POWER 21,270*
	9.	SOLE DISPOSITIVE POWER 5,317,467
	10.	SHARED DISPOSITIVE POWER 21,270*

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,338,737**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14.		TYPE OF REPORTING PERSON (see instructions) IN

	*	Consists of shares issuable pursuant to options that are presently exercisable or exercisable within 60 days of October 22, 2021 held by the Reporting Person’s spouse.
*	*	Reflects (i) 5,317,467 shares owned by the Reporting Person, and (ii) 21,270 shares issuable pursuant to options that are presently exercisable or exercisable within 60 days of October 22, 2021 held by the Reporting Person’s spouse. Mr. Pratt disclaims ownership of the options to purchase shares held by his spouse pursuant to Rule 13d-4, but reports such ownership of the options to purchase shares held by his spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

CUSIP No. None.	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

Securities acquired: Issuer common stock, $0.0001 par value (“Common Stock”)

Issuer:	Guerrilla RF, Inc. (f/k/a Laffin Acquisition Corp.)
1196 Pleasant Ridge Road, Suite 5
Greensboro, NC 27409
Telephone: 336-510-7840

Item 2.  Identity and Background.

(a)	This statement is filed by Mr. Ryan Pratt. Mr. Pratt is the holder of record of approximately 17.3% of the Issuer’s outstanding shares of Common Stock based on 30,688,692 shares of Common Stock outstanding as of October 22, 2021.

(b)	The residential address of Mr. Pratt is 5686 Green Dale Ct., Summerfield NC 27358.

(c)	Mr. Pratt is the Issuer’s Chief Executive Officer and a member of its Board of Directors.

(d)	During the past five years, Mr. Pratt has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Pratt has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pratt is a citizen of the USA.

Item 3. Source or Amount of Funds or Other Consideration.

On October 22, 2021, in connection with the closing of the transactions contemplated by the Merger Agreement (as defined below), Mr. Pratt received, in exchange for his 1,800,000 shares of common stock of Guerrilla RF (defined below), 5,317,467 shares of Common Stock.

Item 4.  Purpose of Transaction.

On October 22, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among itself, Guerrilla RF Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Issuer (“Acquisition Sub”) and Guerrilla RF, Inc., a privately held Delaware corporation (“Guerrilla RF”), pursuant to which Acquisition Sub merged with and into Guerrilla RF, with Guerrilla RF surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”), and pursuant to which all of the outstanding capital stock of Guerrilla RF was cancelled in exchange for shares of the Common Stock. Following the Merger, the Issuer changed its name from Laffin Acquisition Corp. to “Guerrilla RF, Inc.”

In connection with the Merger, Mr. Pratt was issued 5,317,467 shares of the Common Stock in exchange for 1,800,000 shares of Guerrilla RF’s common stock.

The shares of Common Stock owned by Mr. Pratt have been acquired for investment purposes. Mr. Pratt may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by Mr. Pratt at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Pratt does not have any present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. None.	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Pratt is based upon a total of 30,688,692 shares of Common Stock outstanding of the Issuer as of October 22, 2021. Mr. Pratt beneficially owns 5,338,737 shares of Common Stock, representing approximately 17.4% issued and outstanding shares of Common Stock of the Issuer, which amount includes 5,317,467 shares owned by Mr. Pratt and 21,270 shares issuable pursuant to options that are presently exercisable or exercisable within 60 days of October 22, 2021 held by Mr. Pratt’s spouse. The Common Stock over which Mr. Pratt has sole voting and dispositive power represents 17.3% of the total shares of Common Stock outstanding.

(b)	Mr. Pratt is the beneficial owner of 5,338,692 shares of Common Stock. Mr. Pratt has sole voting power and sole dispositive power with respect to 5,317,467 shares of Common Stock. Mr. Pratt has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 21,270 shares of Common Stock issuable pursuant to exercisable options held by his spouse. The filing of this Schedule 13D shall not be deemed an admission that Mr. Pratt is, for purposes of Section 13d, the beneficial owner of any securities of the Issuer he does not directly own. Mr. Pratt specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(c)	Other than as described herein, Mr. Pratt has not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the closing of the Merger, Mr. Pratt entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, he is restricted for a period of up to 12 months (terminable early upon certain conditions), from certain sales or dispositions of shares of Common Stock held by him, other than shares purchased in open market transactions following the Merger. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

Registration Rights Agreement

On October 22, 2021, the Issuer sold an aggregate of 3,583,050 shares of common stock pursuant to an initial closing of a private placement offering (the “Private Placement”) at a purchase price of $2.00 per share, or $7.2 million in the aggregate.

In connection with the Private Placement, the Reporting Person entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the final closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of five years or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.10 to the Company’s Form 8-K filed on October 27, 2021 and incorporated herein by reference.

CUSIP No. None.	13D	Page 5 of 6 Pages

Indemnity Agreement

Mr. Pratt, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s bylaws, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Company’s Form 8-K and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnity Agreement filed with the Securities and Exchange Commission as Exhibit 10.7 to the Company’s Form 8-K filed on October 27, 2021 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger and Reorganization among Laffin Acquisition Corp., Guerrilla RF Acquisition Co. and Guerrilla RF, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on October 27, 2021)

Exhibit 99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 27, 2021)

Exhibit 99.3 Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed on October 27, 2021)

Exhibit 99.4 Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on October 27, 2021)

CUSIP No. None	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RYAN PRATT:

/s/ Ryan Pratt
Ryan Pratt

Date: November 4, 2021